Mail Stop 4561

November 2, 2006

By U.S. Mail and facsimile to (212)807-7252

Mr. Louis J. Vucci
President
Diamond Ranch Foods, Ltd.
555 West Street
New York, New York 10004

Re: **Diamond Ranch Foods, Ltd.**
        Item 4.01 Forms 8-K and 8-K/A
        Filed October 27, 2006, and November 2, 2006
        File No. 000-51206

Dear Mr. Vucci:

        We have reviewed your response letter dated November 2, 2006, and have the following additional comment. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 8-K/A filed November 2, 2006

1. We read your response to comment 2 of our letter dated October 27, 2006. Please amend your Form 8-K to include the subsequent interim period in your disclosure that your new independent accountant, E. Randall Gruber, CPA, PC, was not engaged by you as either the principal accountant to audit your financial statements or as a consultant. Alternatively, if your new independent accountant was engaged as a consultant during this period, please disclose the nature of the engagement. Refer to Item 304(a)(2) of Regulation S-B.

Please respond to this comment within five business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

If you have any questions, please call me at (202) 551-3417.

Sincerely,

Amanda B. Roberts
Staff Accountant